HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

February 20, 2013

VIA EMAIL AND EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Hornbeck Offshore Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
(SEC File No. 1-32108)

Definitive Proxy Statement
Filed April 26, 2012
(SEC File No. 1-32108)

Dear Mr. Humphrey:

In response to your letter dated February 6, 2013, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 29, 2012 and our Definitive Proxy Statement filed on April 26, 2012.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Critical Accounting Estimates, page 42

1.	We have reviewed your responses to prior comments 1 and 2. In this regard, we believe your detailed response, and in particular the last paragraph of your response to prior comment 2, is informative to an investor and should be fully reflected in an extended discussion under Carrying Value of Vessels within MD&A – Critical Accounting Estimates. Please provide us with your proposed future filing disclosure.

103 Northpark Boulevard, Suite 300 Covington, Louisiana 70433	Phone: Fax:	(985) 727-2000 (985) 727-2006

Mr. David R. Humphrey

February 20, 2013

We have considered the Staff’s comment and will revise our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2012, to include the following disclosure in the discussion of Critical Accounting Estimates – Carrying Value of Vessels within Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations. The underlined text below is the additional information included in our 2012 Annual Report on Form 10-K.

Carrying Value of Vessels. We depreciate our tugs, tank barges, OSVs, and MPSVs over estimated useful lives of 14 to 25 years, 17 to 25 years, ten to 25 years and 25 years, respectively. The shorter useful lives relate to acquired vessels. Salvage values for marine equipment range between 5% and 25% of the originally recorded cost, depending on vessel type. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate that recovery of the carrying amount of our vessels might not be possible.

We presently review our vessels for impairment using the following asset groups: New Generation OSVs, MPSVs, Conventional OSVs, Active Downstream Vessels and Stacked Downstream Vessels (the latter being evaluated on an individual basis, not as a group). Management has concluded that these groupings are currently appropriate because our vessels are highly mobile and are consistent based on the operating and marketing characteristics desired by our customers. When analyzing asset groups for impairment, we consider both historical and projected operating cash flows, operating income, and EBITDA based on current operating environment and future conditions that we can reasonably anticipate, such as inflation or prospective wage costs. These projections are based on, but not limited to, job location, current market dayrates included in recent sales proposals, utilization and contract coverage; along with anticipated market drivers, such as drilling rig movements, results of offshore lease sales and discussions with our customers regarding their ongoing drilling plans. When evaluating stacked vessels that are not expected to return to service, we use recent vessel sales and/or independent third-party appraisers to determine our estimate of undiscounted future cash flow. The vessel appraisers used for these assets are the same ones that are used by our lenders when vessels are appraised in secured financing arrangements. We have executed financing transactions in the ordinary course of our business, such as revolving credit facilities requiring third-party appraisals for collateralized assets. Such appraisals are reviewed and considered in assessing whether an impairment exists.

If events or changes in circumstances as set forth above indicate that the asset group’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the vessel, we would be required to reduce the carrying amount to fair value. Examples of events or changes in circumstances that could indicate that the recoverability of the carrying amount of our asset groups should be assessed might include a significant change in regulations such as OPA 90, a significant decrease in the market value of the asset group and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset group.

Mr. David R. Humphrey

February 20, 2013

We reviewed ASC 360 regarding triggering events and considered whether the temporary reduction in the level of drilling activity in the GoM in 2010 and 2011 related to the Deepwater Horizon incident and resulting drilling moratoria represented an indicator of impairment for any of our asset groups and concluded that it did not. For our Upstream vessels operating in the GoM, we anticipated that the reduced drilling activity in that market was temporary in nature, as evidenced by the return of market conditions to pre-Macondo levels in 2012. While the Company has historically operated its Upstream segment predominately in the GoM, we will continue to deploy vessels to international markets as conditions warrant. Our technologically advanced vessels are capable of working in and are effectively mobilized to different markets so neither the geographic location of vessels, nor reduced drilling activity in a particular exploration area is considered on its own as an impairment trigger. It is Management’s opinion that the fair values of all of our asset groups exceed their carrying values. In order for the fair values of any of our assets to be below their respective carrying values, current and projected effective dayrates would have to be significantly below the lowest levels experienced in our Company’s history. In addition, those market conditions would have to be sustained for the remaining economic useful lives of each vessel class, which is also unlikely.

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As requested in your February 6, 2013 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer

Copies to:	Todd M. Hornbeck – Chairman, President and Chief Executive Officer
Samuel A. Giberga – Executive Vice President, General Counsel and Chief Compliance Officer
Boyd T. Kitchen – Director of Financial Reporting